October 3, 2024

Gary Challinor
Chief Executive Officer
Cactus Acquisition Corp. 1 Limited
4B Cedar Brook Drive
Cranbury, NJ 08512

       Re: Cactus Acquisition Corp. 1 Limited
           Preliminary Proxy Statement on Schedule 14A
           Filed September 27, 2024
           File No. 001-40981
Dear Gary Challinor:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Risk Factors
If we continue our life beyond 36 months from the closing of our IPO. . ., page
13

1. We note your disclosure that you are seeking to extend your termination date to a date beyond 36 months after your IPO, and that Nasdaq will delist your securities thereafter.
       Please revise to disclose the applicable Nasdaq rule, clearly explain that the proposal to extend your deadline with the new termination date does not comply with this rule, or advise, and expand on the material consequences to you and your shareholders of being delisted from The Nasdaq Global Market, including whether being listed is a closing condition to your proposed merger transaction or if being delisted would otherwise permit the counterparty to terminate the merger agreement.
 October 3, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Giovanni Caruso